EXHIBIT 99.1
US GAAP Press Release

Infosys Technologies Limited - Financial Release December 31, 2006

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended December 31, 2006

Q3 revenues grew sequentially by 10.1%

Guidance revised upwards. Revenues expected to grow by 43.6% in fiscal 2007

Bangalore , India - January 11, 2007

Highlights

Consolidated results for the quarter ended December 31, 2006

  Third quarter revenues at $ 821 million, up 46.9% from the corresponding quarter last fiscal
  Earnings per American Depositary Share (ADS)* increased to $ 0.39 from $ 0.26 in the corresponding quarter last fiscal
  43 new clients were added during the quarter by Infosys and subsidiaries
  Gross addition of 6,062 employees (net 3,282) for the quarter by Infosys and subsidiaries
  69,432 employees as on December 31, 2006 for Infosys and subsidiaries

Outlook for the quarter and the fiscal year ending March 31, 2007

  Consolidated revenues expected to be between $ 859 million and $ 861 million for the quarter ending March 31, 2007 (YoY growth of 44.9% - 45.2%) and expected to be $ 3.09 billion for the fiscal year ending March 31, 2007 (YoY growth of 43.6%)
  Consolidated earnings per ADS* expected to be $ 0.40 for the quarter ending March 31, 2007; (YoY growth of 42.9%) and $ 1.47 for the fiscal year ending March 31, 2007; (YoY growth of 44.1%)

Infosys Technologies Limited ("Infosys" or "the company") today announced financial results for its third quarter ended December 31, 2006. Revenues for the quarter aggregated $ 821 million, up 46.9% from $ 559 million for the quarter ended December 31, 2005.

"Our investments in enriching and synergizing our portfolio of services have created compelling value propositions for our clients," said Nandan M. Nilekani, CEO and Managing Director. "As our clients focus on enhancing their competitiveness, they are leveraging our capability to drive their transformation programs."

Infosys is the preferred development partner for a worldwide leader in networking for its Customer Ordering Experience (COE) program, which is aimed at radically simplifying, improving and scaling the customer purchasing experience.

A leading US grocery chain selected Infosys to enhance its IT systems to support warehouse operations and improve business-IT alignment. A large distributor of paper products in the US is working with Infosys to re-engineer and re-architect its legacy Enterprise Resource Planning (ERP) system. Infosys will consolidate its multi-location systems while enabling substantial cost savings, ease of maintenance and deployment of new applications.

Infosys' Independent Validation Services (IVS) continued to gain traction with clients across industries. Infosys is working with a leading North American insurance company to provide consultancy and performance testing services of a key SOA-based application. Infosys is establishing Testing Centers of Excellence (CoE) for a leading manufacturer and marketer of skincare, fragrance and hair-care products and a leading North American bank. Infosys is also providing performance validation services for a leading utility in North America for a crucial outage communication systems application.

* Adjusted for stock split

Infosys Consulting Inc. continued to work with clients as a trusted partner to support their IT strategy for transformation. One of the world's largest travel agencies with lines of business that include credit cards and magazines is partnering with Infosys Consulting to streamline its governance practices by defining and implementing a flexible model to improve integration and transparency between IT and internal business partners.

"The rupee appreciated against all major currencies during the quarter, impacting our operating margins by 200 basis points," said V. Balakrishnan, Chief Financial Officer. "Despite this, we have maintained our margins."

About the company
Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions. These provide our clients with strategic differentiation and operational superiority, thereby increasing their competitiveness. Each solution we provide is delivered with the industry-benchmark "Infosys Predictability" that gives our clients peace of mind. With Infosys, they are assured of a transparent business partner, business-IT alignment with flexibility, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 69,000 employees in over 39 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, Quarterly Reports on Form 6-K for the quarters ended June 30, 2006 and September 30, 2006 and our other recent filings. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan , India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan , India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets
(Dollars in millions except per share data)
	As of
	March 31, 2006	December 31, 2006
	(1)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 889	$ 589
Investments in liquid mutual fund units	170	498
Trade accounts receivable, net of allowances	361	502
Unbilled revenue	48	72
Prepaid expenses and other current assets	40	64
Deferred tax assets	1	2
Total current assets	1,509	1,727
Property, plant and equipment, net	491	609
Goodwill	8	106
Intangible assets, net	-	20
Deferred tax assets	13	15
Advance income taxes	18	9
Other assets	27	31
Total Assets	$ 2,066	$ 2,517
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$ 3	$ 4
Income taxes payable	-	2
Client deposits	2	3
Unearned revenue	44	76
Other accrued liabilities	160	210
Total current liabilities	209	295
Non-current liabilities
Other non-current liabilities	5	1
Minority interests	15	-
Stockholders' Equity
Common stock, $0.16 par value 600,000,000 equity shares authorized, Issued and outstanding -551,109,960 and 557,848,468 as of March 31, 2006 and December 31, 2006, respectively	31	62
Additional paid-in capital	410	512
Accumulated other comprehensive income	9	35
Retained earnings	1,387	1,612
Total stockholders' equity	1,837	2,221
Total Liabilities And Stockholders' Equity	$ 2,066	$ 2,517
(1) March 31, 2006 balances were obtained from audited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income
(Dollars in millions except per share data)
	Three months ended December 31,		Nine months ended December 31,
	2005	2006	2005	2006
Revenues	$ 559	$ 821	$ 1,559	$ 2,227
Cost of revenues	319	468	890	1,280
Gross profit	240	353	669	947
Operating Expenses:
Selling and marketing expenses	35	54	102	147
General and administrative expenses	41	64	124	183
Amortization of intangible assets	-	1	-	2
Total operating expenses	76	119	226	332
Operating income	164	234	443	615
Gain on sale of long term investment	-	-	-	1
Other income, net	(1)	13	15	55
Income before income taxes and minority interest	163	247	458	671
Provision for income taxes	18	29	52	78
Income before minority interest	145	218	406	593
Minority interest	2	-	3	2
Net income	143	218	403	591
Earnings per equity share*
Basic	$ 0.26	$ 0.39	$ 0.74	$ 1.07
Diluted	$ 0.26	$ 0.38	$ 0.72	$ 1.04
Weighted average equity shares used in computing earnings per equity share*
Basic	544,715,752	554,200,798	541,751,558	552,043,540
Diluted	559,825,844	566,883,484	556,868,762	564,849,610
* Adjusted for stock split